Exhibit 99.1

PyroGenesis Canada Inc.

Condensed Consolidated

Interim Financial Statements

Three and six months ended June 30, 2021 and 2020

(Unaudited)

The accompanying unaudited financial statements of PyroGenesis Canada Inc. have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of these unaudited condensed consolidated interim financial statements for the period ended June 30, 2021.

PyroGenesis Canada Inc.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited)

	June 30, 2021	December 31, 2020
	$	$
Assets
Current assets
Cash and cash equivalents [note 5]	18,076,539	18,104,899
Accounts receivable [note 6]	12,794,723	3,329,653
Costs and profits in excess of billings on uncompleted contracts and projects [note 7]	1,282,913	1,073,633
Investment tax credits and government wage subsidy receivable [note 8]	208,280	567,059
Current portion of deposits [note 10]	2,198,387	1,421,246
Current portion of royalties receivable	235,588	-
Contract assets	517,574	694,301
Other assets	2,547,792	145,996
Total current assets	37,861,796	25,336,787
Non-current assets
Deposits [note 10]	340,586	301,341
Strategic investments [note 9]	24,564,642	39,991,750
Property and equipment [note 11]	3,417,979	2,529,570
Right-of-use assets [note 12]	5,607,785	3,701,000
Royalties receivable	888,740	1,060,000
Investment tax credits receivable	-	705,316
Intangible assets	1,001,470	905,614
Total assets	73,682,998	74,531,378
Liabilities
Current liabilities
Accounts payable and accrued liabilities [note 13]	4,206,974	4,708,051
Billings in excess of costs and profits on uncompleted contracts and projects [note 14]	5,071,056	6,592,972
Current portion of term loans [note 15]	12,638	12,208
Current portion of lease liabilities	197,512	225,977
Total current liabilities	9,488,180	11,539,208
Non-current liabilities
Lease liabilities	4,830,871	2,762,565
Term loans [note 15]	99,936	100,499
Deferred income taxes	-	706,000
Total liabilities	14,418,987	15,108,272
Shareholders’ equity [note 16]
Common shares and warrants	81,346,092	67,950,069
Contributed surplus	14,437,934	10,480,310
Deficit	(36,520,015)	(19,007,273)
Total shareholders’ equity	59,264,011	59,423,106
Total liabilities and shareholders’ equity	73,682,998	74,531,378

Contingent liabilities, subsequent events [notes 23, 26]

Approved on behalf of the Board:

[Signed by P. Peter Pascali] P. Peter Pascali	[Signed by Ben Simo] Ben Simo

3

PyroGenesis Canada Inc.

Condensed Consolidated Interim Statements of Comprehensive (Loss) Income

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	$	$	$	$

Revenues [note 4]	8,280,572	2,128,454	14,545,075	2,847,362
Cost of sales and services [note 18]	3,347,091	861,862	7,468,584	1,313,356
Gross Profit	4,933,481	1,266,592	7,076,491	1,534,006
Expenses (income)
Selling, general and administrative [note 18]	6,660,573	1,664,976	10,386,009	2,941,567
Research and development	710,734	(3,867)	997,041	19,221
	7,371,307	1,661,109	11,383,050	2,960,788

Net (loss) from operations	(2,437,826)	(394,517)	(4,306,559)	(1,426,782)

Changes in fair market value of strategic investments [note 9]	(17,884,293)	5,899,465	(12,249,571)	5,407,441
Finance costs, net [note 19]	(40,086)	(276,928)	(93,172)	(509,665)

Net (loss) earnings before income taxes	(20,362,205)	5,228,020	(16,649,302)	3,470,995
Income taxes - current	-	-	706,000	-
Income taxes – deferred	-	-	(706,000)	-
Net (loss) income and comprehensive (loss) income	(20,362,205)	5,228,020	(16,649,302)	3,470,995
(Loss) Earnings per share [note 20]
Basic	(0.12)	0.04	(0.10)	0.02
Diluted	(0.11)	0.03	(0.09)	0.02

The accompanying notes form an integral part of the condensed consolidated interim financial statements.

4

PyroGenesis Canada Inc.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Unaudited)

	Number of Common Shares	Common shares and warrants	Contributed Surplus	Equity portion of convertible debentures	Deficit	Total
		$	$	$	$	$
Balance - December 31, 2020	159,145,993	67,950,069	10,480,310	-	(19,007,273)	59,423,106

Share issued on exercise of stock options	444,500	657,845	(253,400)	-	-	404,445
Share issued on exercise of warrants and compensation options	8,337,897	13,085,197	-	-	-	13,085,197
Shares purchased for cancellation	(166,684)	(347,019)	-	-	(863,440)	(1,210,459)
Share-based payments	-	-	4,211,024	-	-	4,211,024
Net (loss) and comprehensive (loss)	-	-	-	-	(16,649,302)	(16,649,302)
Balance – June 30, 2021	167,761,706	81,346,092	14,437,934	-	(36,520,015)	59,264,011

Balance - December 31, 2019	141,303,451	47,073,243	6,679,730	401,760	(60,237,656)	(6,082,923)

Share issued on exercise of stock options	1,728,000	975,035	(387,035)	-	-	588,000
Shares issued upon exercise of share purchase warrants	4,030,300	3,160,669	-	-	-	3,160,669
Conversion of debentures into shares	3,369,375	3,056,481	-	(360,981)	-	2,695,500
Shares purchased for cancellation	(1,285,000)	(426,370)	-	-	(538,021)	(964,391)
Equity component of convertible debentures	-	-	40,779	(40,779)	-	-
Share-based payments	-	-	94,504	-	-	94,504
Equity component of convertible debentures issued	-	-	-	98,422	-	98,422
Net income and comprehensive income	-	-	-	-	3,470,995	3,470,995
Balance – June 30, 2020	149,146,126	53,839,058	6,427,978	98,422	(57,304,682)	3,060,776

The accompanying notes form an integral part of the condensed consolidated interim financial statements.

5

PyroGenesis Canada Inc.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	$	$	$	$
Cash flows provided by (used in)
Operating activities
Net (loss) income	(20,362,205)	5,228,019	(16,649,302)	3,470,992
Adjustments for:
Share-based payments	3,288,685	23,637	4,211,025	94,504
Depreciation on property and equipment	84,061	10,057	160,378	20,113
Depreciation of right-of-use assets	149,217	88,205	251,011	177,570
Amortization of intangibles assets	6,779	6,813	13,559	13,626
Amortization of contract assets	171,206	-	306,069	-
Finance costs	40,085	276,929	93,172	509,665
Change in fair value of investments	17,884,293	(5,899,465)	12,249,571	(5,407,441)
	1,262,121	(265,805)	635,483	(1,120,971)
Net change in non-cash operating working capital items [note 17]	(8,544,450)	(753,741)	(14,552,934)	368,493
	(7,282,339)	(1,019,546)	(13,917,451)	(752,478)
Investing activities
Purchase of property and equipment	(635,312)	(104,455)	(1,184,888)	(104,455)
Addition to right-of-use assets	(36,903)	-	(36,903)	-
Purchase of intangible assets	(31,484)	(15,611)	(107,152)	(15,611)
Purchase of strategic investments	(5,804,327)	(60,000)	(9,196,511)	(60,000)
Disposal of strategic investments	1,507,746	-	12,374,048	-
Variation of deposits	-	5,785	-	(3,765)
	(5,000,280)	(174,281)	1,848,594	(183,831)
Financing activities
Repayment of R&D loans	-	(214,000)	-	(214,000)
Repayment of term loan [note 15]	(3,025)	-	(5,998)	-
Repayment of convertible debenture	-	(4,500)	-	(358,500)
Repayment of lease liabilities	(25,965)	(33,654)	(81,051)	(68,272)
Repayment of promissory notes payables to the controlling shareholder and CEO	-	(295,000)	-	(295,000)
Proceeds from issuance of shares upon exercise of stock options	398,065	141,600	404,445	588,000
Proceeds from issuance of shares upon exercise of warrants and compensation options	5,027,616	3,160,669	13,085,197	3,160,669
Share purchase for cancellation	(1,210,459)	(964,391)	(1,210,459)	(964,391)
Interest paid	(101,427)	(168,536)	(151,636)	(281,851)
	4,084,805	1,622,188	12,040,498	2,469,655
Net (decrease) increase in cash	(8,197,805)	428,361	(28,360)	1,533,346
Cash - beginning of period	26,274,344	1,139,416	18,104,899	34,431
Cash - end of period	18,076,539	1,567,777	18,076,539	1,567,777

Supplemental cash flow disclosure

Non-cash transactions:
Purchase of property and equipment included in accounts payables	136,101	86,962	41,092	-
Purchase of intangibles assets included in accounts payables	2,263	168,527	55,539	-
Addition of right-of-use assets and lease liabilities	2,120,892	-	2,120,892	-

The accompanying notes form an integral part of the condensed consolidated interim financial statements.

6

PyroGenesis Canada Inc. Notes to the Condensed Consolidated Interim Financial Statements For the three and six month periods ended June 30, 2021 and 2020 (Unaudited)

1. Nature of operations

(a) Nature of operations

PyroGenesis Canada Inc. (the “Company”), incorporated under the laws of the Canada Business Corporations Act, was formed on July 11, 2011. The Company owns patents for advanced waste treatment systems technology and designs, develops, manufactures and commercialises advanced plasma processes and systems. The Company is domiciled at 1744 William Street, Suite 200, Montreal, Quebec. The Company is publicly traded on the Toronto Stock Exchange (TSX) under the Symbol “PYR” and on the Frankfurt Stock Exchange (FSX) under the symbol “8PY “, and since March 11, 2021, on NASDAQ in the USA under the symbol “PYRNF”.

2. Basis of preparation

(a) Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standard (“IFRS”) as issued by the International Accounting Standards Board ("IASB"). These condensed consolidated interim financial statements do not include all of the necessary information required for full annual financial statements in accordance with IFRS and should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2020.

These condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors on August 16, 2021.

(b) Functional and presentation currency

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s functional currency.

(c) Basis of measurement

These financial statements have been prepared on the historical cost basis except for:

(i)	strategic investments which are accounted for at fair value,
(ii)	stock-based payment arrangements, which are measured at fair value on grant date pursuant to IFRS 2, Share-based Payment; and
(iii)	Lease liabilities, which are initially measured at the present value of minimum lease payments.

(d) Basis of consolidation

For financial reporting purposes, subsidiaries are defined as entities controlled by the Company. The Company controls an entity when it has power over the investee; it is exposed to, or has rights to, variable returns from its involvement with the entity; and it has the ability to affect those returns through its power over the entity.

7

PyroGenesis Canada Inc. Notes to the Condensed Consolidated Interim Financial Statements For the three and six month periods ended June 30, 2021 and 2020 (Unaudited)

2. Basis of preparation (continued)

In instances where the Company does not hold a majority of the voting rights, further analysis is performed to determine whether or not the Company has control of the entity. The Company is deemed to have control when, according to the terms of the shareholder’s and/or other agreements, it makes most of the decisions affecting relevant activities.

Theses consolidated financial statements include the accounts of the Company and its subsidiary Drosrite International LLC. Drosrite International LLC is owned by a member of the Company’s key management personnel and close member of the CEO and controlling shareholder’s family and is deemed to be controlled by the Company. All significant transactions and balances between the Company and its subsidiary have been eliminated upon consolidation.

3. Significant accounting judgments, estimates and assumptions

The significant judgments, estimates and assumptions applied by the Company’s in these condensed consolidated interim financial statements are the same as those applied by the Company in its audited annual financial statements as at and for the year ended December 31, 2020.

The COVID-19 pandemic continues to evolve as vaccination campaigns are currently underway in Canada and other countries in which the Company operates while more contagious variants of the virus have evolved. The financial effect of the pandemic is still uncertain at this time as is the Company’s business continuity plans and other mitigating measures. Estimates of the length and seriousness of these developments is therefore subject to significant uncertainty, and accordingly estimates of the extent to which the COVID-19 pandemic may materially and adversely affect the Company’s operations, financial results and condition in future periods are also subject to significant uncertainty.

Therefore, uncertainty about judgments, estimates and assumptions made by management during the preparation of the Company’s interim consolidated financial statements related to potential impacts of the COVID-19 pandemic on revenue, expenses, assets, liabilities, and note disclosures could result in a material adjustment to the carrying value of the asset or liability affected.

4. Revenues

The Company’s revenues are generated from PUREVAP™ related sales of $4,521,539 (2020 - $43,058), DROSRITE™ related sales of $4,389,606 (2020 - $1,794,336), the development and support related to systems supplied to the U.S. Navy of $4,719,208 (2020 - $61,039), torch related sales of $752,835 (2020 – $705,022), and other sales and services of $161,887 (2020 - $243,907).

The following is a summary of the Company’s revenues for the six months ending June 30, by revenue recognition method:

8

PyroGenesis Canada Inc. Notes to the Condensed Consolidated Interim Financial Statements For the three and six month periods ended June 30, 2021 and 2020 (Unaudited)

4. Revenues (continued)

	2021	2020
	$	$
Revenue from contracts with customers:
Sales of goods under long-term contracts	10,717,275	2,174,828
Sales of goods in point of time	527,800	630,297
Sale of intellectual properties	3,300,000	-
Other revenues	-	42,237
	14,545,075	2,847,362

See note 23 for sales by geographic area.

As at June 30, 2021, revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially satisfied) at the reporting date is $20,405,109. Revenue will be recognized as the Company satisfies its performance obligations under long-term contracts, which is expected to occur over the next 3 years.

5. Cash and cash equivalents

As at June 30, 2021, there are no restrictions on cash and cash equivalents. Cash and cash equivalents include the following components:

	June 30, 2021	December 31, 2020
	$	$
Cash	10,076,539	10,104,899
Guaranteed investment certificates	8,000,000	8,000,000
Cash and cash equivalents	18,076,539	18,104,899

Guaranteed investment certificates are instruments issued by Canadian financial institutions and include $3,000,000 bearing interest at a rate of 0.51% and $5,000,000 bearing interest at a rate of 0.53%. These instruments are redeemable without penalty 60 days and 30 days, respectively, from the date of acquisition and mature in July August 2021 and December 2021.

9

PyroGenesis Canada Inc. Notes to the Condensed Consolidated Interim Financial Statements For the three and six month periods ended June 30, 2021 and 2020 (Unaudited)

6. Accounts receivable

Details of accounts receivable were as follows:

	June 30, 2021	December 31, 2020
	$	$

1 – 30 days	4,100,123	309,362
31 – 60 days	-	226,713
61 – 90 days	3,814,556	253,141
Greater than 90 days	1,480,934	218,008
Total trade accounts receivable	9,395,613	1,007,224
Unbilled trade receivables	2,915,972	1,132,911
Other receivables	45,669	931,041
Sales tax receivable	437,469	258,477
	12,794,723	3,329,653

There is no allowance for expected credit losses recorded as at June 30, 2021 and December 31, 2020.

7. Costs and profits in excess of billings on uncompleted contracts and projects

As at June 30, 2021, the Company had eight uncompleted contracts and projects with total billings of $6,865,387 which were less than total costs incurred and had recognized cumulative revenue of $8,148,300 since those contracts and projects began. This compares with seven contracts with total billings of $8,378,093 which were less than total costs incurred and had recognized cumulative revenue of $9,451,726 as at, December 31, 2020.

Changes in costs and profits in excess of billings on uncompleted contracts during the three and six months ended June 30, 2021 are explained by $56,180 and $61,373 recognized at the beginning of the year being transferred to accounts receivable, and by $774,188 and $270,652 resulting from changes in the measure of progress.

8. Investment tax credits and government wage subsidy

As at, June 30, 2021 investment tax credits related to qualifying projects from the provincial government were $101,309 (2020 - $131,871) and $Nil (2020 - $1,058,017) of investment tax credits earned in prior years that met the criteria for recognition. The Company also recorded for the six months ended June 30, 2021 $41,106 (2020 - $18,420) of the investment tax credits against cost of sales and services, $45,203 (2020 - $1,141,468) against research and development expenses and $15,000 (2020 - $30,000) against selling general and administrative expenses. An additional amount of $106,971 of 2020 investment tax credits is a receivable for the Company.

10

PyroGenesis Canada Inc. Notes to the Condensed Consolidated Interim Financial Statements For the three and six month periods ended June 30, 2021 and 2020 (Unaudited)

9. Strategic investments

	June 30, 2021	December 31, 2020
	$	$

Beauce Gold Fields (“BGF”) shares – level 1	210,288	123,095
HPQ Silicon Resources Inc. (“HPQ”) shares - level 1	19,759,372	16,489,220
HPQ warrants – level 3	4,594,982	23,379,435
	24,564,642	39,991,750

Investments in HPQ (TSXV: HPQ) comprise 27,830,100 common shares (2020 - 18,450,000) and 9,594,600 warrants (2020 - 16,250,000).

Investment in BGF (TSXV: BGF) consists of 1,025,794 of common shares. The 1,025,794 common shares of BGF were received in December 2018 as dividend in kind from a spinoff of HPQ.

The change in strategic investments is summarized as follows:

	(“BGF”) shares – level 1		HPQ shares – level 1		(“HPQ”) Warrants - level 3
	Quantity	$	Quantity	$	Quantity	$
Balance, December 31, 2019	1,025,794	133,354	18,450,000	1,476,000	17,750,000	-
Additions	-	-	7,887,000	3,395,742	5,200,000	560,000
Received in lieu of payment of services rendered	-	-	4,394,600	395,514	4,394,600	-
Exercised	-	-	1,500,000	540,000	(1,500,000)	(337,500)
Disposed	-	-	(17,241,400)	(10,798,056)	-	-
Change in the fair value	-	(10,259)	-	21,480,020	-	23,156,935
Balance, December 31, 2020	1,025,794	123,095	14,990,200	16,489,220	25,844,600	23,379,435
Additions	-	-	6,348,000	6,677,761	-	-
Exercised	-	-	16,250,000	2,518,750	(16,250,000)	(893,750)
Disposed	-	-	(9,758,100)	(3,391,118)	-	-
Change in the fair value	-	87,193	-	(2,535,241)	-	(17,890,703)
Balance, June 30, 2021	1,025,794	210,288	27,830,100	19,759,372	9,594,600	4,594,982

As at June 30, 2021, the fair value of the HPQ warrants was measured using the Black-Scholes option pricing model using the following assumptions:

Number of Warrants	1,200,000	4,394,600	4,000,000

Date of Issuance	April 29, 2020	June 2, 2020	September 3, 2020
Exercise Price	0.10	0.10	0.61
Assumption under the Black Sholes model:
Fair Value of the shares ($)	0.71	0.71	0.71
Risk free interest rate (%)	0.44	0.44	0.44
Expected Volatility (%)	115.90	114.74	110.39
Expected dividend yield	0	0	0
Contractual remaining life (number of months)	22	23	26

11

PyroGenesis Canada Inc. Notes to the Condensed Consolidated Interim Financial Statements For the three and six month periods ended June 30, 2021 and 2020 (Unaudited)

9. Strategic investments (continued)

As at June 30, 2021, a gain from initial recognition of warrants of $674,983 has been deferred off balance sheet until realized.

10. Deposits

	June 30,2021	December 31, 2020
	$	$
Current portion:
Suppliers	2,198,387	1,421,246
Non-current portion:
Suppliers	1,541	1,099
Rent	339,045	300,242
Total non-current	340,586	301,341
Total Deposits	2,538,973	1,722,587

11. Property and equipment

	Computer equipment	Machinery and equipment	Automobile	Leasehold improvements	Equipment under construction	Total
	$	$	$	$	$	$
Cost
Balance at December 31, 2019	521,998	1,621,899	21,912	165,006	1,671,962	4,002,767
Additions	27,671	-	306,164	15,895	268,272	618,002
Impairment	-	-	(21,912)	-	-	(21,912)
Balance at December 31, 2020	549,659	1,621,899	306,164	180,901	1,940,234	4,598,857
Additions	199,496	-	30,495	772,719	46,077	1,048,787
Impairment	-	-	-	-	-	-
Balance at June 30, 2021	749,155	1,621,899	336,659	953,620	1,986,311	5,647,644
Accumulated depreciation
Balance at December 31, 2019	491,906	1,421,613	18,782	92,985	-	2,025,286
Depreciation	17,26	20,029	22,083	3,800	-	63,118
Impairment	-	-	(19,711)	-	-	(19,117)
Balance at December 31, 2020	509,112	1,441,642	21,748	96,785	-	2,069,287
Depreciation	45,935	80,379	29,435	4,629	-	160,378
Balance at June 30, 2021	555,047	1,522,021	51,183	101,414	-	2,229,665
Carrying amounts
Balance at December 31, 2020	40,547	180,257	284,416	84,116	1,940,234	2,529,570
Balance at June 30, 2021	194,108	99,878	285,477	852,205	1,986,311	3,417,979

12. Leases

The Company has entered into lease contracts mainly for buildings and computer equipment, which expire at various dates through the year 2024. Some leases have extension or purchase options for various terms. The lease contracts do not impose any financial covenants.

As of June 30, 2021, the company entered into a new lease agreement for an additional 31,632 sq. ft..

12

PyroGenesis Canada Inc. Notes to the Condensed Consolidated Interim Financial Statements For the three and six month periods ended June 30, 2021 and 2020 (Unaudited)

12. Leases (continued)

a)	Right-of-use assets

	Land and building	Computer equipment	Total
	$	$	$
Balance at December 31, 2020	3,688,315	12,685	3,701,000
Additions	2,157,795	-	2,157,795
Depreciation	(248,897)	(2,114)	(251,011)

Balance at June 30, 2021	5,597,213	10,571	5,607,784

b)	The table below summarizes changes to the lease liabilities:

Total
$
Balance at December 31, 2020	2,988,542
Additions	2,120,892
Payments	(81,051)
Balance at June 30, 2021	5,028,383

Prepayments on the additional lease were included in the carrying amount of the right-of-use assets.

c)	Amount recognized in the statement of comprehensive loss:

	June 30, 2021	December 31, 2020
	$	$

Depreciation of right-of-use assets	408,335	408,335
Interest on lease liabilities	136,928	211,666
Expense related to lease payments not included in the measurement of lease liabilities	44,459	-

c)	Maturity analysis – contractual undiscounted cash flows of lease liabilities as at June 30, 2021

$
2022	508,977
2023	2,998,925
2024	216,985
2025	222,742
2026	229,332
Thereafter	2,235,987
6,412,948

13

PyroGenesis Canada Inc. Notes to the Condensed Consolidated Interim Financial Statements For the three and six month periods ended June 30, 2021 and 2020 (Unaudited)

13. Accounts payable and accrued liabilities

	June 30, 2021	December 31, 2020
	$	$

Accounts payable	1,646,404	2,206,249
Accrued liabilities	1,688,378	1,701,554
Sale commissions payable ¹	800,812	731,671
Accounts payable to the controlling shareholder and CEO	71,380	68,577
	4,206,974	4,708,051

¹Sale commissions payable relate to the costs to obtain long-term contracts with clients.

14. Billings in excess of costs and profits on uncompleted contracts

The amount to date of costs incurred and recognized profits less recognized losses for construction projects in progress amounted to $17,392,951 (2020 - $6,831,326).

Payments to date received were $20,514,007 and $1,950,000 of deposits on contract in progress (2020 - $11,474,298 in cash and $1,950,000 of other assets).

Changes in billings in excess of costs and profits on uncompleted contracts during the three and six months ended June 30, 2021 are explained by $3,402,733 and $6,483,726 recognized as revenue, and a decrease of $4,539,591 and $4,961,809 resulting from cash received excluding amounts recognized as revenue.

15. Term loans

	EDC Loan¹	Other Term Loans²	Other Term Loans	2019 SR&ED Tax Credit loan	2018 SR&ED Tax Credit loan	Total
	$	$	$	$	$	$
Balance, December 31, 2019	-	-	110,933	185,331	199,736	496,000
Additions	157,058	38,861	-	-	-	195,919
Conversion option	-	-	-	-	-	-
Financing costs	(83,119)	-	-	-	-	(83,119)
Accretion expense	1,861	-	4.267	40,902	14.264	61,294
Payments	-	(1,954)	(115,200)	(226,233)	(214,000)	(557,387)
Balance, December 31, 2020	75,800	36,907	-	-	-	112,707
Accretion expense	5,865	-	-	-	-	5,865
Payments	-	(5,998)	-	-	-	(5,998)
Balance, June 30, 2021	81,665	30,909	-	-	-	112,574
Less current portion	-	(12,638)	-	-	-	(12,638)
Balance, June 30, 2021	81,665	18,271	-	-	-	99,936

¹ maturing in 2027, non-interest bearing, payable in equal instalments from July 2023 to June 2027.

² maturing October 23, 2023, bearing interest at a rate of 6.95% per annum payable in monthly instalments of $1,200 secured by automobile (carrying amount of $36,702 as at December 31, 2020).

On March 5, 2020, the Company entered into a repayable contribution agreement of up to $450,000 under the Regional Economic Growth Through Innovation Program of the Economic Development Agency of Canada (“EDC”). The contribution is repayable in 60 equal monthly instalments due and payable 24 months

14

PyroGenesis Canada Inc. Notes to the Condensed Consolidated Interim Financial Statements For the three and six month periods ended June 30, 2021 and 2020 (Unaudited)

15. Term loans (continued)

following the completion of the project. During the year ended December 31, 2020, the Company received contribution totaling $157,058. The loan was discounted using the effective interest method. The effective interest rate on the loan is 15%.

16. Shareholders’ equity

Common shares and warrants

Authorized:

The Company is authorized to issue an unlimited number of common shares without par value.

Issuance of shares

The following table sets out the activity in stock options during the six months ended June 30, 2021:

	Number of options	Weighted average exercise price
		$
Balance – December 31, 2020	9,040,000	1.57
Granted	850,000	7.82
Exercised	(444,500)	0.91
Cancelled/Forfeited	(40,000)	4.41
Balance, June 30, 2021	9,405,500	2.16

As at June 30, 2021, the outstanding options, as issued under the stock options plan to directors, officers, employees and consultants for the purchases of one common share per option, are as follows:

	Number of stock Options June 31, 2021	Exercise price per option	Expiry date
		$

September 25, 2016	3,000,000	0.18	September 25, 2021
November 3, 2017	2,400,000	0.58	November 3, 2022
July 3, 2018	200,000	0.51	July 3, 2023
October 29, 2018	40,000	0.52	October 29, 2023
September 29, 2019	200,000	0.51	September 29, 2024
January 2, 2020	100,000	0.45	January 02, 2025
July 16, 2020	2,365,500	4.41	July 16, 2025
October 26, 2020	250,000	4.00	October 26, 2025
April 6, 2021	550,000	8.47	April 6, 2026
June 1, 2021	200,000	6.57	June 1, 2026
June 14, 2021	100,000	6.70	June 14, 2026
	9,405,500	2.16

15

PyroGenesis Canada Inc. Notes to the Condensed Consolidated Interim Financial Statements For the three and six month periods ended June 30, 2021 and 2020 (Unaudited)

16. Shareholders’ equity (continued)

Share purchase warrants

Number of warrants December 31, 2020		Granted	Exercised	Number of warrants June 30, 2021	Price per warrant	Expiry date
					$
Issuance of units – Sept 28, 2018	3,448,276	-	3,448,276	-	0.58	Jan 28, 2021
Issuance of units – Oct 19, 2018	100,000	-	100,000	-	0.58	Feb 13, 2021
Issuance of units – May 15, 2019	1,355,500	-	1,355,500	-	0.85	May 15, 2021
Issuance of units – May 24, 2019	750,000	-	750,000	-	0.85	May 24, 2021
Issuance of units – June 19, 2019	500,000	-	500,000	-	0.85	June 19, 2021
Issuance of units – Oct 25, 2019	225,000	-	225,000	-	0.75	Oct 25, 2021
Issuance of units – Nov 10, 2020	1,677,275	-	1,677,275	-	4.50	Nov 10, 2022
Issuance of warrants – Nov 10, 2020	95,707	-	95,707	-	4.50	Nov 10, 2022
	8,151,758	-	8,151,758	-	1.52

The following table reflects the activity in warrants for the six months ended June 30, 2021 and the number of issued and outstanding share purchase warrants at June 30, 2021:

17. Supplemental disclosure of cash flow information

Net changes in non-cash components of operating working capital

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	$	$	$	$

Decrease (increase) in:
Accounts receivable	(6,266,190)	(424,342)	(9,465,070)	(552,142)
Inventory	(356,455)	(9,245)	(356,455)	(9,245)
Costs and profits in excess of billings on uncompleted contracts	(718,009)	(38,080)	(209,280)	(83,005)
Investment tax credits receivable	384,745	(96,049)	358,095	(166,362)
Deposits	565,714	(4,701)	(816,386)	(305,795)
Other assets	766,553	24,950	(2,045,341)	51,331

Increase (decrease) in:
Accounts payable and accrued liabilities	(4,057,666)	(1,200,907)	(496,581)	(1,052,244)
Billings in excess of costs and profits on uncompleted contracts	1,136,858	994,633	(1,521,916)	2,485,955
	(8,544,450)	(753,741)	(14,552,934)	368,493

16

PyroGenesis Canada Inc. Notes to the Condensed Consolidated Interim Financial Statements For the three and six month periods ended June 30, 2021 and 2020 (Unaudited)

18. Other information

The aggregate amortization of intangible assets expense for the three and six months ended June 30, 2021 was $6,779 and $13,559 (2020 - $6,813 and $13,626) and was recorded in cost of sales and services.

Depreciation on property and equipment amounted to $84,061 and $160,378 (2020 - $10,057 and $20,113) and depreciation on right of use assets amounted to $149,217 and $251,011 (2020 - $88,205 and $177,570) for the three and six months ended June 30, 2021 and is recorded in selling, general and administrative. Employee benefits totaled $5,338,199 and $8,232,101 in the three and six months ended June 30, 2021 (2020 - $1,245,974 and $2,738,007) and include share-based compensation of $3,288,685 and $4,211,025 (2020 – $23,638 and $94,504).

The Company has been awarded various grants during the three and the six months period, which were recognized when they became receivable. The grants, received in these periods, are unconditional and amounted to $87,565 and $146,744 respectively (2020 - $102,797 and $321,433). The grants received were recorded as a reduction to the related expenses in research and development and an amount of $Nil (2020 - $12,500) was recorded as a reduction to the related expenses in selling, general and administrative.

19. Net finance costs:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	$	$	$	$
Finance costs
Interest and fees on convertible debentures	-	68,832	-	143,952
Interest accretion of convertible debentures	-	123,538	-	167.633
Interest on term loans	2,987	15,944	9,438	50,909
Interest on lease liabilities	90,947	62,689	136,928	125,924
Interest accretion on promissory notes	-	4,401	-	18,859
Accretion of Royalty Receivable	(64,329)	-	(64,329)
Other interest expenses	10,481	1,524	11,135	2,388
Net finance costs	40,086	276,628	93,172	509,665

17

PyroGenesis Canada Inc. Notes to the Condensed Consolidated Interim Financial Statements For the three and six month periods ended June 30, 2021 and 2020 (Unaudited)

20. (Loss) Earnings per share

The following table provides a reconciliation between the number of basic and fully diluted shares outstanding:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	#	#	#	#
Weighted daily average of Common shares	166,289,320	144,354,683	163,769,415	143,319,985
Dilutive effect of stock options	-	3,092,134	-	2,367,903
Dilutive effect of warrants	-	3,934,847	-	957,718
Dilutive effect of convertible debentures	-	899,823	-	607,345
Weighted average number of diluted shares	166,289,320	152,281,488	163,769,415	147,252,951
Number of anti-diluted stock options, warrants, convertible debentures and convertible loans excluded from fully diluted earnings per share calculation	9,405,500	9,451,867	9,405,500	9,226,867

21. Related party transactions

During the three and six months ended June 30, 2021, the Company concluded the following transactions with related parties:

The Company entered into a lease agreement for the rental of a property with a trust whose beneficiary is the controlling shareholder and CEO of the Company. As at June 30, 2021 the carrying amount of the right-of-use asset and lease liabilities are $1,217,844, and $110,117, respectively (2020 - $3,701,000 and $2,988,542).

An amount of $68,825 and $137,284 was charged by a trust whose beneficiary is the controlling shareholder and CEO for rent and property taxes (2020 - $68,686 and $136,733 of rent and property taxes).

A balance due to the controlling shareholder and CEO of the Company amounted to $71,380 (2020 - $72,188) for expense report, salary and vacation payables and is included in accounts payable and accrued liabilities as at June 30, 2021.

An amount of $Nil (Q2, 2020 - $4,413), of interest payable and $Nil (2020 - $17,937) of accretion expense were accrued on a convertible loan of $295,000 from the controlling shareholder and CEO of the Company. A balance due of $Nil is included in accounts payable and accrued liabilities.

An amount of $Nil (Q2, 2020 - $30,960), of interest payable were accrued on a convertible loan of $903,000 from a trust whose beneficiary is the controlling shareholder and CEO of the Company and are included in accounts payable and accrued liabilities.

18

PyroGenesis Canada Inc. Notes to the Condensed Consolidated Interim Financial Statements For the three and six month periods ended June 30, 2021 and 2020 (Unaudited)

21. Related party transactions (continued)

The key management personnel of the Company are the members of the Board of Directors and certain officers. Total compensation to key management consisted of the following:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	$	$	$	$
Salaries – officers	218,656	117,648	460,215	380,318
Pension contributions	3,971	3,097	8,407	5,866
Fees – Board of Directors	41,500	-	75,000	44,000
Share – based compensation – officers	1,312,708	63,177	1,792,325	65,299
Share – based compensation – Board of Directors	1,539,634	(43,448)	1,711,850	18,793
Other benefits – officers	43,363	232,466	53,352	237,853
Total compensation	3,159,832	372,940	4,101,149	752,129

A balance of $88,255 of key management compensation, of the amounts noted above, is included in accounts payable and accrued liabilities as at June 30, 2021 (2020 - $102,625).

22. Financial instruments

As part of its operations, the Company carries a number of financial instruments. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments except as otherwise disclosed. The Company's overall risk management program focuses on the unpredictability of the financial market and seeks to minimize potential adverse effects on the Company's financial performance. The Company does not use derivative financial instruments to hedge these risks.

Foreign currency risk

The Company enters into transactions denominated in US dollars for which the related revenues, expenses, accounts receivable and accounts payable and accrued liabilities balances are subject to exchange rate fluctuations.

As at June 30, 2021 the following items are denominated in US dollars:

	June 30, 2021 CDN	December 31, 2020 CDN
	$	$

Cash	601,455	1,366,627
Accounts receivable	5,466,438	621,817
Accounts payable and accrued liabilities	(502,135)	(252,463)
Total	5,565,758	1,735,981

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

19

PyroGenesis Canada Inc. Notes to the Condensed Consolidated Interim Financial Statements For the three and six month periods ended June 30, 2021 and 2020 (Unaudited)

22. Financial instruments (continued)

Sensitivity analysis

At June 30, 2021, if the US Dollar changes by 10% against the Canadian dollar with all other variables held constant, the impact on pre-tax gain or loss for the year ended June 30, 2021 would have been $556,576 (2020 – $174,000).

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The maximum credit risk to which the Company is exposed as at June 30, 2021 represents the carrying amount of cash, accounts receivable and deposits.

Credit concentration

During the three and six months ended June 30, 2021, three customers accounted for 47%, 26%,18% and 31%, 31%, 29% respectively of revenues from operations.

	Three months ended June 30, 2021		Six months ended June 30, 2021
	Revenues	% of total revenues	Revenues	% of total revenues
	$	%	$	%
Customer 1	3,899,682	47	4,524,768	31
Customer 2	2,133,187	26	4,504,590	31
Customer 3	1,466,349	18	4,199,455	29
Total	7,499,218	91	13,228,813	91

Two customers accounted for 95% (December 31, 2020 – two customers for 69%) of trade accounts receivable with amounts owing to the Company of $8,961,341 (2020 - $1,211,177), representing the Company's major credit risk exposure. Credit concentration is determined based on customers representing 10% or more of total revenues and/or total accounts receivable. The Company believes that there is no unusual exposure associated with the collection of these receivables. The Company manages its credit risk by performing credit assessments of its customers and provides allowances for potentially uncollectible accounts receivable. The Company does not generally require collateral or other security from customers on accounts receivable.

Fair value of financial instruments

Financial instruments are comprised of cash, accounts receivable, investments, deposits, accounts payable and accrued liabilities, term loans, long-term debt and convertible debentures. There are three levels of fair value that reflect the significance of inputs used in determining fair values of financial instruments:

Level 1	— quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2	— inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).
Level 3	— inputs for the asset or liability that are not based on observable market data.

20

PyroGenesis Canada Inc. Notes to the Condensed Consolidated Interim Financial Statements For the three and six month periods ended June 30, 2021 and 2020 (Unaudited)

22. Financial instruments (continued)

Investments in BGF shares are valued as at June 30, 2021 at quoted market prices and are classified as Level 1. Investments in BGF shares were valued as at December 31, 2018 based on a valuation technique that estimates a business' value based on a recent round of financing and were classified as Level 3.

Investments in HPQ shares are valued at quoted market prices and are classified as Level 1.

Investments in HPQ warrants are valued using the Black-Scholes pricing model and are classified as Level 3.

The fair values of cash, accounts receivable, accounts payable and accrued liabilities, and term loans approximate their carrying amounts due to their short-term maturities.

The fair value of the long-term debt approximates their carrying amounts due to their recent issuance.

Interest rate risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates. Changes in market interest rates may have an effect on the cash flows associated with some financial assets and liabilities, known as cash flow risk, and on the fair value of other financial assets or liabilities, known as price risk, and on the fair value of investments or liabilities, known as price risks. The Company is exposed to a risk of fair value on the term loans and convertible debentures as those financial instruments bear interest at fixed rates.

Price risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market price (other than those arising from foreign currency risk and interest risk), whether those changes are caused by factors specific to the individual financial instrument or its issuers or factors affecting all similar financial instruments traded in the market. The most significant exposure to the price risk for the Company arises from its investments in shares of public companies quoted on the TSXV Exchange. If equity prices had increased or decreased by 25% as at June 30, 2021, with all other variables held constant, the Company’s investments would have increased or decreased respectively, by approximately $6,527,000 (2020 - $11,874,375).

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivery of cash or another financial asset. The Company's ability to continue as a going concern is dependent on management's ability to raise required funding through future equity and / or debt issuances and to generate positive cash flows from operations (see note 1 (b)). The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

21

PyroGenesis Canada Inc. Notes to the Condensed Consolidated Interim Financial Statements For the three and six month periods ended June 30, 2021 and 2020 (Unaudited)

22. Financial instruments (continued)

The following table summarizes the contractual maturities of financial liabilities as at June 30, 2021:

	Carrying Value	Total contractual amount	Less than 1 year	2-3 years	4-5 years	Over 5 years
	$	$	$	$	$	$
Accounts payable and accrued liabilities	4,206,974	4,206,974	4,206,974	-	-	-
Term loans	112,574	190,630	14,389	50,595	62,823	62,823
Lease liabilities	5,028,383	6,412,948	508,977	2,998,925	216,985	2,688,061
	9,347,931	10,810,552	4,730,340	3,049,520	279,808	2,750,884

23. Contingent liabilities

The Company is currently a party to various legal proceedings and a tax authorities’ review. If management believes that a loss arising from these matters is probable and can reasonably be estimated, that amount of the loss is recorded. As additional information becomes available, any potential liability related to these matters is assessed and the estimates are revised, if necessary. Based on currently available information, management believes that the ultimate outcome of these matters, individually and in aggregate, will not have a material adverse effect on the Company’s financial position or overall trends in results of operations.

The Company had received a government grant in prior years of approximately $800,000 to assist with the development of a new system of advanced waste treatment systems technology. The grant is potentially repayable at the rate of 3% of any consideration received as a result of the project, for which funding has been received, to a maximum of the actual grant received. This repayment provision will remain in effect until May 30, 2024. The Company abandoned the project in 2011 and accordingly, no amount is expected to be repaid.

24. Capital management

The Company’s objectives in managing capital are:

a)	To ensure sufficient liquidity to support its current operations and execute its business plan; and

b)	To provide adequate return to the shareholders

The Company’s primary objectives when managing capital is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders.

The Company currently funds these requirements from cash flows from operations and with financing arrangements with third parties and shareholders. The Company is not subject to any externally imposed capital requirements.

The Company monitors its working capital in order to meet its financial obligations. For the three and six months ending June 30, 2021, the Company’s working capital was $28,373,616 (2020 – $13,797,579).

22

PyroGenesis Canada Inc. Notes to the Condensed Consolidated Interim Financial Statements For the three and six month periods ended June 30, 2021 and 2020 (Unaudited)

24. Capital management (continued)

The management of capital includes shareholders’ equity for a total amount of $59,264,011 (2020 – $59,423,106) and debt of $112,574 (2020 - $112,707).

Although there were no significant changes in the Company’s approach during fiscal 2020, the Company was able to retire its term loans and convert its convertible debentures to common shares. In order to maintain or adjust capital structure, the Company may issue new shares, sell portions of its strategic investment and periodically purchase its own shares on the open market.

25. Segment information

The Company operates in one segment, based on financial information that is available and evaluated by the Company’s Board of Directors.

The Company’s head office is located in Montreal, Quebec. The operation of the Company is located in one geographic area: Canada. The following is a summary of the Company’s geographic information:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	$	$	$	$
Revenue from external customers
Canada	3,937,462	687,748	4,736,895	808,980
United States	2,131,841	1,357,072	4,725,806	1,865,217
Europe	42,201	377	62,243	1,339
Asia	490	25,441	490	26,065
Saudi Arabia	1,466,349	-	4,199,455	-
China	40,999	-	48,617	-
Africa	3,679	-	3,679	-
Mexico	137,856	33,675	137,856	33,675
South America	519,695	24,141	630,034	112,086
	8,280,572	2,128,454	14,545,075	2,847,362

The following is a summary of the Company’s revenue by revenue recognition method:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	$	$	$	$

Sales of goods under long-term contracts	4,667,390	1,536,877	10,717,275	2,174,828
Sales of goods in point of time	313,182	580,302	527,800	630,297
Sale of intellectual properties	3,300,000	-	3,300,000	-
Other revenues	-	21,275	-	42,237
	8,280,572	2,128,454	14,545,075	2,847,362

23

PyroGenesis Canada Inc. Notes to the Condensed Consolidated Interim Financial Statements For the three and six month periods ended June 30, 2021 and 2020 (Unaudited)

26. Subsequent events

On August 12, 2021, the Company acquired 100% of the capital stock of AirScience Technologies Inc (“AST”) for a maximum total cash consideration of $4,400,000 pursuant to a letter of intent dated April 27, 2021. The purchase price will be paid upon AST meeting various contract and business-related milestones. AST, a Montreal-based company, offers technologies, equipment, and expertise in the area of biogas upgrading as well as air pollution controls. The Company incurred approximately $91,000 of related acquisition costs in first half of the current fiscal period which are reflected in general and administrative costs in the Consolidated Statement of Operations. As the acquisition of AST closed on August 12, 2021, the initial accounting for the business combination and the purchase price allocation have not yet completed at the time of this filing.

24